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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                          For the month of August 2006

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                                   JACADA LTD.
                 (Translation of registrant's name into English)

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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

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

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                                Explanatory Note
                                ----------------


Attached is:

Exhibit 1. Press Release, released publicly on August 14, 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   JACADA LTD.

                                   By:     /s/ Tzvia Broida
                                          --------------------------------------
                                   Name:   Tzvia Broida
                                   Title:  Chief Financial Officer

Dated: August 14, 2006

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                                                                       EXHIBIT 1


          Jacada Reports Financial Results for the 2006 Second Quarter



    ATLANTA--(BUSINESS WIRE)--Aug. 14, 2006--Jacada Ltd. (Nasdaq:
JCDA), a leading provider of customer service productivity solutions, today reported financial results for the 2006 second quarter.

    Total revenues for the 2006 second quarter were $4.8 million, compared to $5.5 million in the second quarter of 2005. Software and products revenues were $1.6 million in the 2006 second quarter, compared to $2.0 million in the second quarter of 2005.

    Non-GAAP net loss for the 2006 second quarter was $861,000, or $0.04 per share, compared to a non-GAAP net loss of $126,000, or $0.01 per share, in the 2005 second quarter. On a GAAP basis, net loss for the 2006 second quarter was $1.1 million, or $0.06 per share, compared to a net loss of $233,000, or $0.01 per share, in the 2005 second quarter.

    Total revenues for the first half of 2006 were $10 million, compared to $9.5 million in the first half of 2005. Software and products revenues were $4.1 million in the first half of 2006, compared to $2.8 million in the first half of 2005.

    Non-GAAP net loss for the first half of 2006 was $1.3 million, or $0.07 per share, compared to a non-GAAP net loss of $4.2 million, or $0.22 per share, in the first half of 2005. On a GAAP basis, net loss for the first half of 2006 was $1.8 million, or $0.09 per share, compared to a net loss of $4.4 million, or $0.23 per share, in the first half of 2005.

    At the end of the 2006 second quarter, Jacada's cash and investments totaled $35.0 million, compared to $35.9 million at the end of the 2006 first quarter and $39.3 million at the end of the 2005 second quarter.

    "We are encouraged by the growing demand for Jacada solutions in the contact center market space," said Gideon Hollander, CEO of Jacada. "Our goal to educate and cultivate the market is paying off, as we are seeing a very positive and upward trend in proposal requests and identified projects for unified contact center desktops and customer service process optimization."

    "Through improved sales execution and targeted vertical programs our sales pipeline represents opportunities with a larger average deal size and active, funded projects," said Hollander. "We closed significant new business in the second quarter including contracts with UBS, one of the world's leading financial firms, and with the hotel and resort company Hyatt Corporation."

    In April of 2006, Jacada named Paul O'Callaghan as President of Jacada Ltd. to run North American, Latin American and European operations.

    "Paul has had an immediate and extremely positive impact on our operations," said Hollander. "His leadership skills and significant sales experience have already improved our operational and sales effectiveness, and he is putting in place a very capable and experienced executive management team."

    "I am extremely bullish about the opportunity here at Jacada," said O'Callaghan. "The business case for our contact center solutions is extremely compelling, and the products and services capability are first class. With new sales leadership and a sharper focus on sales qualification and execution, the market opportunity for Jacada is very real and very exciting."

    Use of Non-GAAP Financial Information - In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Jacada uses non-GAAP measures of net loss and loss per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses in accordance with SFAS 123R and amortization of acquired intangible assets related to acquisitions effected by Jacada in previous years. Jacada's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Jacada's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

    Conference Call Details - Jacada will hold a teleconference at 10:30 a.m. Eastern time today. To participate in the teleconference, please call toll-free 1-866-800-8651 or 617-614-2704 for international callers and provide passcode 32353692, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "About Us" then "Investors") or www.fulldisclosure.com.

    A telephonic playback of the teleconference will be available for two days beginning at 12:30 p.m. Eastern time on August 14. To access the replay, dial toll-free 1-888-286-8010, or for international callers dial 617-801-6888, and provide Access Code 38641626.

    About Jacada - Jacada is a leading provider of customer service productivity solutions. The company's solutions help customers rapidly simplify and improve high-value business processes without the need for long and expensive systems replacement projects.

    Jacada provides two award-winning solutions that have been proven to make a significant impact on customer service efficiency and effectiveness. Jacada WorkSpace is a unified desktop that incorporates all critical functions required by the contact center agent to successfully complete customer interactions. Jacada Fusion is a process optimization solution that leverages patented technology to enable customer service centers to improve customer satisfaction and increase revenues by providing customer service representatives with more time for customer care and revenue-generating activities.

    Jacada has over 1,200 customers worldwide including many Fortune 1000 corporations and government organizations. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; London, England and Munich, Germany. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.



CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

                       Six months ended         Three months ended
                           June 30,                  June 30,
                   ------------------------- -------------------------
                       2006          2005         2006         2005
                   ------------  -----------  -----------  -----------
                                        Unaudited
                   ---------------------------------------------------
Revenues:
  Software and
   products        $     4,145  $     2,848  $     1,565  $     2,008
  Services               1,113        1,946          779          990
  Maintenance            4,716        4,713        2,427        2,501
                   ------------ ------------ ------------ ------------

Total revenues           9,974        9,507        4,771        5,499
                   ------------ ------------ ------------ ------------

Cost of revenues:
  Software and
   products                818          372          290          142
  Services               1,033        1,512          565          689
  Maintenance              444          466          221          146
                   ------------ ------------ ------------ ------------

Total cost of
 revenues                2,295        2,350        1,076          977
                   ------------ ------------ ------------ ------------

Gross profit             7,679        7,157        3,695        4,522
                   ------------ ------------ ------------ ------------

Operating
 expenses:
  Research and
   development           1,931        2,270          928          956
  Sales and
   marketing             5,398        6,525        2,777        2,580
  General and
   administrative        2,742        3,108        1,430        1,396
                   ------------ ------------ ------------ ------------

Total operating
 expenses               10,071       11,903        5,135        4,932
                   ------------ ------------ ------------ ------------

Operating loss          (2,392)      (4,746)      (1,440)        (410)
Financial income,
 net                       635          337          357          177
                   ------------ ------------ ------------ ------------

Net loss           $    (1,757) $    (4,409) $    (1,083) $      (233)
                   ============ ============ ============ ============

Basic and diluted
 net loss per
 share             $     (0.09) $     (0.23) $     (0.06) $     (0.01)
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 basic and diluted
 net loss per
 share              19,637,106   19,432,243   19,655,063   19,484,239
                   ============ ============ ============ ============




NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

                       Six months ended         Three months ended
                           June 30,                  June 30,
                   ------------------------- -------------------------
                       2006          2005        2006          2005
                   ------------  ----------- ------------  -----------
                                        Unaudited
                   ---------------------------------------------------
Revenues:
  Software and
   products        $     4,145  $     2,848  $     1,565  $     2,008
  Services               1,113        1,946          779          990
  Maintenance            4,716        4,713        2,427        2,501
                   ------------ ------------ ------------ ------------

Total revenues           9,974        9,507        4,771        5,499
                   ------------ ------------ ------------ ------------

Cost of revenues:
  Software and
   products                612          159          186           35
  Services               1,007        1,512          553          689
  Maintenance              438          466          218          146
                   ------------ ------------ ------------ ------------

Total cost of
 revenues                2,057        2,137          957          870
                   ------------ ------------ ------------ ------------

Gross profit             7,917        7,370        3,814        4,629
                   ------------ ------------ ------------ ------------

Operating
 expenses:
  Research and
   development           1,885        2,270          907          956
  Sales and
   marketing             5,346        6,525        2,765        2,580
  General and
   administrative        2,653        3,108        1,360        1,396
                   ------------ ------------ ------------ ------------

Total operating
 expenses                9,884       11,903        5,032        4,932
                   ------------ ------------ ------------ ------------

Operating loss          (1,967)      (4,533)      (1,218)        (303)
Financial income,
 net                       635          337          357          177
                   ------------ ------------ ------------ ------------

Net loss           $    (1,332) $    (4,196) $      (861) $      (126)
                   ============ ============ ============ ============

Basic and diluted
 net loss per
 share             $     (0.07) $     (0.22) $     (0.04) $     (0.01)
                   ============ ============ ============ ============

Weighted average
 number of shares
 used in computing
 basic and diluted
 net loss per
 share              19,637,106   19,432,243   19,655,063   19,484,239
                   ============ ============ ============ ============




RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
OPERATIONS
U.S. dollars in thousands, except per share data

                       Six months ended June 30, 2006 (unaudited)
                  ----------------------------------------------------
                      GAAP            Adjustments           Non-GAAP
                  ------------ -------------------------- ------------
                              Amortization
                               of acquired  Stock-based
                               intangible   compensation
                                 assets      expenses
                              ------------ -------------

Revenues:
  Software and
   products       $     4,145                           $     4,145
  Services              1,113                                 1,113
  Maintenance           4,716                                 4,716
                  ------------ ----------- ------------ ------------

Total revenues          9,974                                 9,974
                  ------------ ----------- ------------ ------------

Cost of revenues:
  Software and
   products               818        (206)                      612
  Services              1,033                      (26)       1,007
  Maintenance             444                       (6)         438
                  ------------ ----------- ------------ ------------

Total cost of
 revenues               2,295        (206)         (32)       2,057
                  ------------ ----------- ------------ ------------

Gross profit            7,679         206           32        7,917
                  ------------ ----------- ------------ ------------

Operating
 expenses:
  Research and
   development          1,931                      (46)       1,885
  Sales and
   marketing            5,398                      (52)       5,346
  General and
   administrative       2,742                      (89)       2,653
                  ------------ ----------- ------------ ------------

Total operating
 expenses              10,071                     (187)       9,884
                  ------------ ----------- ------------ ------------

Operating loss         (2,392)        206          219       (1,967)
Financial income,
 net                      635                                   635
                  ------------ ----------- ------------ ------------

Net loss          $    (1,757) $      206  $       219  $    (1,332)
                  ============ =========== ============ ============

Basic and diluted
 net loss per
 share            $     (0.09)                          $     (0.07)
                  ============                          ============

Weighted average
 number of shares
 used in
 computing basic
 and diluted net
 loss per share    19,637,106                            19,637,106
                  ============                          ============




RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF
OPERATIONS
U.S. dollars in thousands, except per share data

                      Three months ended June 30, 2006 (unaudited)
                  ----------------------------------------------------
                      GAAP            Adjustments           Non-GAAP
                  ------------ -------------------------- ------------
                              Amortization
                               of acquired Stock-based
                               intangible   compensation
                                 assets       expenses
                              ------------ -------------

Revenues:
  Software and
   products        $    1,565                            $    1,565
  Services                779                                   779
  Maintenance           2,427                                 2,427
                   ----------- -----------  -----------  -----------

Total revenues          4,771                                 4,771
                   ----------- -----------  -----------  -----------

Cost of revenues:
  Software and
   products               290        (104)                      186
  Services                565                      (12)         553
  Maintenance             221                       (3)         218
                   ----------- -----------  -----------  -----------

Total cost of
 revenues               1,076        (104)         (15)         957
                   ----------- -----------  -----------  -----------

Gross profit            3,695         104           15        3,814
                   ----------- -----------  -----------  -----------

Operating
 expenses:
  Research and
   development            928                      (21)         907
  Sales and
   marketing            2,777                      (12)       2,765
  General and
   administrative       1,430                      (70)       1,360
                   ----------- -----------  -----------  -----------

Total operating
 expenses               5,135                     (103)       5,032
                   ----------- -----------  -----------  -----------

Operating loss         (1,440)        104          118       (1,218)
Financial income,
 net                      357                                   357
                   ----------- -----------  -----------  -----------

Net loss           $   (1,083) $      104   $      118   $     (861)
                   =========== ============ ===========  ===========

Basic and diluted
 net loss per
 share            $     (0.06)                          $     (0.04)
                   ===========                           ===========

Weighted average
 number of shares
 used in
 computing basic
 and diluted net
 loss per share    19,655,063                            19,655,063
                   ===========                           ===========




CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                              June 30,   December 31,
                                                2006         2005
                                             -----------  ------------
                                              Unaudited
                                             -----------
   ASSETS

CURRENT ASSETS:
  Cash and cash equivalents *)              $     4,558  $      3,461
  Marketable securities *)                       12,331        14,655
  Trade receivables                               2,103         1,614
  Other current assets                              884           905
                                            ------------ -------------

Total current assets                             19,876        20,635
                                            ------------ -------------

LONG-TERM INVESTMENTS:
  Marketable securities *)                       18,142        17,535
  Severance pay fund                                895           825
                                            ------------ -------------

Total long-term investments                      19,037        18,360
                                            ------------ -------------

PROPERTY AND EQUIPMENT, NET                       1,032           997
                                            ------------ -------------

OTHER ASSETS, NET:
  Other intangibles, net                            784           990
  Goodwill                                        4,630         4,630
                                            ------------ -------------

Total other assets                                5,414         5,620
                                            ------------ -------------

Total assets                                $    45,359  $     45,612
                                            ------------ -------------

   LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
  Trade payables                            $     1,171  $        981
  Deferred revenues                               5,695         5,533
  Accrued expenses and other liabilities          3,527         3,373
                                            ------------ -------------

Total current liabilities                        10,393         9,887
                                            ------------ -------------

LONG-TERM LIABILITIES:
  Deferred revenues                                 613             -
  Accrued severance pay                           1,376         1,250
                                            ------------ -------------

Total long-term liabilities                       1,989         1,250
                                            ------------ -------------

SHAREHOLDERS' EQUITY:
  Share capital                                      57            57
  Additional paid-in capital                     70,517        70,297
  Accumulated other comprehensive loss             (330)         (369)
  Accumulated deficit                           (37,267)      (35,510)
                                            ------------ -------------

Total shareholders' equity                       32,977        34,475
                                            ------------ -------------

Total liabilities                           $    45,359  $     45,612
                                            ============ =============

*) Total Cash and Investments               $    35,031  $     35,651
                                            ============ =============


    CONTACT: Jacada
             Ann Conrad, 770-352-1310 ext 382
             aconrad@jacada.com